UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41433

Warrantee Inc.

1103, Kitahama Craft

2-4-1 Doshomachi, Chuo-ku

Osaka City, Osaka 541-0045, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Reappointments of Directors, Retirement of Director, and Appointments of New Directors

On June 30, 2023, Warrantee Inc., a joint-stock corporation incorporated in Japan (the “Company”), held its 2023 general meeting of shareholders (the “Meeting”). Upon the conclusion of the Meeting, all four members of the board of directors (the “Board”), Mr. Yusuke Shono, Mr. Takashi Kanazawa, Mr. Takashi Kato, and Mr. Takeshi Todoroki, reached the end of their respective terms. During the Meeting, the shareholders of the Company (the “Shareholders”) approved the reappointment of Mr. Yusuke Shono as a director, and the reappointments of Mr. Takashi Kanazawa and Mr. Takeshi Todoroki as independent directors. Mr. Takashi Kato retired as an independent director. The Shareholders approved the appointments of Ms. Yumi Matsudaira, the Company’s Chief Financial Officer, as a director and Mr. Hideto Nakamura as an independent director, respectively. Upon the conclusion of the Meeting, the Board is composed of five members, including two directors and three independent directors.

Mr. Hideto Nakamura, age 46, has served as a Director at Leong Hum Engineering Pte Ltd., where he oversees the accounting and administration department, since April 2019. He has served as the Managing Director at Singapore Biken Pte Ltd., where he oversees operations of the entire company, since January 2013. He served as a Director at Aquatic Maintenance Services Pte Ltd., where he oversaw the entire company operations, from January 2017 to June 2019. Mr. Nakamura obtained his Bachelor’s degree in Economics from Kyushu International University in 1999.

Resignation of a Corporate Auditor and Appointment of a Corporate Auditor

Mr. Tomotake Hasumi departed from his position as a corporate auditor, effective on June 30, 2023, due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. During the Meeting, the Shareholders approved the appointment of Mr. Ryo Matsutani as a corporate auditor.

Mr. Ryo Matsutani, age 36, has served as a Director at One Asia Lawyers Vietnam Co., Ltd since October 2019. He worked as an in-house Legal Officer at Nitto Denko Corporation from October 2016 to September 2019 and as an in-house Legal Officer at Yahoo Japan Corporation from January 2014 to September 2016. He obtained his Bachelor’s degree in Law from Sophia University in Japan in 2010 and his Juris Doctor degree from Chuo Law School in Japan in 2013.

There is no family relationship among any of the directors, corporate auditors, and officers. To the best knowledge of the Company, there is no understanding or arrangement between the newly appointed directors or corporate auditor and any other person pursuant to which they were appointed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Warrantee Inc.

By:	/s/ Yusuke Shono
Yusuke Shono
Chief Executive Officer and Director

Date: July 25, 2023

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